Exhibit 23.1


           Consent of Independent Registered Public Accounting Firm



We consent to the incorporation by reference in the registration statement on Form S-8 of Tumbleweed Communications Corp. of our reports dated March 16, 2006, with respect to the consolidated balance sheets of Tumbleweed Communications Corp. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2005, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of Tumbleweed Communications Corp.



KPMG LLP


Mountain View, California
October 25, 2006